UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

PRESS RELEASE

INCREASE IN ELECTRICITY INVESTMENTS BY MORE THAN 50%

REGULARIZATION OF PAYMENT OBLIGATIONS IN THE MEM

Buenos Aires, November 8, 2023, The Board of Directors of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”) approved today its financial statements for the nine and three-month period ended September 30, 2023, which show a profit of ARS 52,916 million.

The electricity rate adjustments, which implied an increase in the Distribution Added Value (VAD), resulted in an improvement in the Company’s gross margin but, as a consequence of the inflationary context, were insufficient to cover the increases in operating costs to maintain the network’s structure. Therefore, the Company’s operating result still shows negative figures, without taking into consideration the positive impact deriving from the Agreements on the Regularization of Payment Obligations entered into with both the Federal Government and CAMMESA. Nevertheless, the Company believes that the Tariff Structure Review (RTI) process will help achieve a sound balance in the Company’s finances.

The Company maintains the quality levels of the electricity service, having recorded the best technical service quality global indicators (SAIDI and SAIFI) in its history. Furthermore, its customers’ satisfactory perception of the service received has achieved a record-breaking level.

MAIN FINANCIAL INDICATORS

The prior-year period’s figures have been restated to reflect the changes in the purchasing power of the Argentine peso, in accordance with International Accounting Standard No. 29 and the provisions of General Resolution No. 777/2018 of the National Securities Commission.

(*) In 2023, includes the effect of the Agreement on the Regularization of Payment Obligations for $ 128,989 million, which did not generate additional cash flow.

Both, revenue and the gross margin reflected increases in real terms of 17% and 22%, respectively, compared to the same period of the previous year, as a consequence of the increase in the VAD resulting from the new electricity rate schedules effective as from the second quarter of 2023.

The EBIT resulted in a profit of ARS 87,870 million. Without taking into consideration the results deriving from the Agreement on the Regularization of Payment Obligations, the EBIT would amount to a loss of $ 41,119, which reflects both the overall increase in the Company’s operating costs and the still insufficient adjustment of the electricity rate.

The profit for the period as of September 30, 2023 amounted to ARS 52,916 million, generated mainly by the result deriving from the regularization of the Company’s payment obligations in the MEM, agreements entered into with the Energy Secretariat and CAMMESA in this quarter, which consist of long-term payment plans that allow the Company to restructure its working capital.

As for Investments, in the January-September 2023 period, they amounted to ARS 60,999 million, which in constant values represents 52% more than the investments recorded in the first nine months of 2022. This indicates that we continued implementing our plan with a direct positive impact on the quality of the service.

OPERATING INDICATORS

Electricity sales in the first nine months of 2023 increased 5% to 18,277 GWh, as compared to the 17,369 GWh sold in the same period of the previous year, whereas the level of customers remained constant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: November 8, 2023